Exhibit 10.1

Radware Ltd. Meir Moshe Tel: +972-3 766-8610 Corporate Media Relations: Michael Lordi +1 201 785 3206 (office) +1 201-574-3840 (cell) mikel@radware.com

FOR IMMEDIATE RELEASE

Radware Announces Second Quarter 2012 Earnings Conference Call

TEL AVIV, ISRAEL; June 25, 2012 -- Radware® (NASDAQ: RDWR), a leading provider of application delivery and application security solutions for virtual and cloud data centers, today announced that it has organized its Earnings Call to present its second quarter 2012 financial results.

Earnings Conference Call Details
Radware management will host a call Thursday, July 26, 2012 at 08:45am ET to discuss second quarter 2012 results and update the company’s outlook for 2012. Please call one of the following dial-in numbers to participate:

Participants in the US call: Toll Free (866) 966-9439

Participants Internationally call: +44 (0) 1452-555-566

Conference ID 94844084

Please find a link to the upcoming webcast presentation on the following web page:
http://www.radware.com/Company/InvestorRelations/default.aspx

About Radware
Radware (NASDAQ: RDWR), is a global leader of application delivery and application security solutions for virtual and cloud data centers. Its award-winning solutions portfolio delivers full resilience for business-critical applications, maximum IT efficiency, and complete business agility. Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down. For more information, please visit www.radware.com.

Radware encourages you to join our community and follow us on; LinkedIn, Radware Blog, Twitter, YouTube and the Radware Connect app for iPhone®.

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This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These risks and uncertainties, as well as others, are discussed in greater detail in Radware’s Annual Report on Form 20-F and Radware’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.